UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number 000-27572

LUMENIS LTD.
(Translation of registrant’s name into English)

Yokneam Industrial Park, P.O. Box 240
Yokneam 2069204, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Annexed hereto and incorporated herein by reference are copies of the following items:

1.
Lumenis Ltd. (the “Registrant”) Proxy Statement for Special General Meeting of Shareholders, dated January 6, 2014, being provided to the shareholders of the Registrant in connection with the foregoing shareholders meeting, which is scheduled to be held on January 30, 2014 (the “Meeting”), annexed as Exhibit 99.1 hereto, together with the following appendices thereto:

(a) Appendix A – Amended and Restated Articles of Association of the Registrant (proposed), attached as Exhibit 99.1(a) hereto.

(b) Appendix B – Text of proposed amendment to Section 4 of the Memorandum of Association of the Registrant, attached as Exhibit 99.1(b) hereto.

(c) Appendix C – Form of Director and Officer Indemnification Agreement (proposed), attached as Exhibit 99.1(c) hereto.

(d) Appendix D – Form of Amendment No. 2 to Registration Rights Agreement (proposed), by and among the Registrant and the holders of the Registrant’s ordinary shares party thereto, attached as Exhibit 99.1(d) hereto.

2.	Proxy Card being mailed to shareholders of the Registrant for use in connection with the Meeting, annexed as Exhibit 99.2 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMENIS LTD.

Date: January 6, 2014	By:	/s/ William Weisel
	Name:	William Weisel
	Title:	Vice President, General Counsel &
Corporate Secretary

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description
99.1	Proxy Statement, dated January 6, 2014, for Special General Meeting of Shareholders of the Registrant scheduled to be held on January 30, 2014
99.1(a)	Appendix A to Proxy Statement – Amended and Restated Articles of Association of the Registrant (proposed)
99.1(b)	Appendix B to Proxy Statement – Text of proposed amendment to Section 4 of the Memorandum of Association of the Registrant
99.1(c)	Appendix C to Proxy Statement – Form of Director and Officer Indemnification Agreement (proposed)
99.1(d)	Appendix D to Proxy Statement – Form of Amendment No. 2 to Registration Rights Agreement (proposed), by and among the Registrant and the holders of the Registrant’s ordinary shares party thereto
99.2	Proxy Card being mailed to shareholders of the Registrant for use in connection with the Registrant’s Special General Meeting of Shareholders to be held on January 30, 2014